UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of Septemeber 2012

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504, 333-150015 and 333-163355) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

CONTENTS

Results of Annual General Meeting of Shareholders

At the annual general meeting of the shareholders (the "Meeting") of BluePhoenix  Solutions Ltd. (the "Company"), held on September 5, 2012, the shareholders voted on the proposed resolutions set forth  in the proxy statement and the proxy statement supplement, as follows:

(1)
Messrs. Melvin L. Keating, Shimon Bar-Kama and Harel Kodesh were elected as directors of the Company (in addition to directors who qualify as “outside directors” as mandated by the Companies Law, 5759-1999);

(2)	Mr. Brian Crynes was elected as an outside director of the Company for a three-year term;

(3)	The Company’s auditor, Ziv Haft, was reapointed as the Company’s independent auditor for the period ending on the date of the next annual general meeting of shareholders;

(4)
The  increase of the Company's authorized share capital to  NIS 700,000 (comprised of 17,500,000 Ordinary Shares of NIS 0.04 par value each), and a related  amendment of  the Company's Articles of Association,  was approved;

(5)	The termination agreement between the Company and Mr. Shimon Bar-Kama, the Company's former Chief Executive Officer, was approved;

(6)	The cash compensation and the grant of restricted share units to the Company's outside directors, was approved;

(7)	The compensation to be paid to the Company's non-employee directors was approved; and

(8)
The amendment, dated August 17, 2012,  to the Bridge Loan Agreement between the Company  and  Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP., was approved.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD.
(Registrant)
By:	/s/ Nir Peles
Nir Peles
Chief Financial Officer

Dated: September 6, 2012